UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Initial Filing)

Ocuphire Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

67577R102
(CUSIP Number)

April 12, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	67577R102

1	Names of Reporting Person
Richmond Brothers, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
98,714
	8	Shared Dispositive Power
1,024,825

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,123,539
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.84%*
12	Type of Reporting Person (See Instructions)
IA, CO

*	Based on 19,237,309 shares of Common Stock outstanding and entitled to vote as of the close of business on April 18, 2022 as reported on the Issuer’s Form 14A filed on April 22, 2022.

CUSIP No.	67577R102

1	Names of Reporting Person
The RBI Opportunities Fund, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
468,801
	6	Shared Voting Power
0
	7	Sole Dispositive Power
468,801
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
468,801
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
2.44%*
12	Type of Reporting Person (See Instructions)
OO

*	Based on 19,237,309 shares of Common Stock outstanding and entitled to vote as of the close of business on April 18, 2022 as reported on the Issuer’s Form 14A filed on April 22, 2022.

CUSIP No.	67577R102

1	Names of Reporting Person
The RBI Opportunities Fund II, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
274,982
	6	Shared Voting Power
0
	7	Sole Dispositive Power
274,982
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
274,982
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
1.43%*
12	Type of Reporting Person (See Instructions)
OO

*	Based on 19,237,309 shares of Common Stock outstanding and entitled to vote as of the close of business on April 18, 2022 as reported on the Issuer’s Form 14A filed on April 22, 2022.

CUSIP No.	67577R102

1	Names of Reporting Person
RBI Private Investment III, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
247,594
	6	Shared Voting Power
0
	7	Sole Dispositive Power
247,594
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
247,594
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
1.29%*
12	Type of Reporting Person (See Instructions)
OO

*	Based on 19,237,309 shares of Common Stock outstanding and entitled to vote as of the close of business on April 18, 2022 as reported on the Issuer’s Form 14A filed on April 22, 2022

CUSIP No.	67577R102

1	Names of Reporting Person
Richmond Brothers 401(k) Profit Sharing Plan
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
33,448
	6	Shared Voting Power
0
	7	Sole Dispositive Power
33,448
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
33,448
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
Less than 1%*
12	Type of Reporting Person (See Instructions)
EP

*	Based on 19,237,309 shares of Common Stock outstanding and entitled to vote as of the close of business on April 18, 2022 as reported on the Issuer’s Form 14A filed on April 22, 2022

CUSIP No.	67577R102

1	Names of Reporting Person
David S. Richmond
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
722
	6	Shared Voting Power
33,448
	7	Sole Dispositive Power
722
	8	Shared Dispositive Power
1,142,223

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,176,393
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.12%*
12	Type of Reporting Person (See Instructions)
IN

*	Based on 19,237,309 shares of Common Stock outstanding and entitled to vote as of the close of business on April 18, 2022 as reported on the Issuer’s Form 14A filed on April 22, 2022

CUSIP No.	67577R102

1	Names of Reporting Person
Matthew J. Curfman
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
17,962
	6	Shared Voting Power
33,448
	7	Sole Dispositive Power
17,962
	8	Shared Dispositive Power
1,142,223
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,193,633
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.20%*
12	Type of Reporting Person (See Instructions)
IN

*	Based on 19,237,309 shares of Common Stock outstanding and entitled to vote as of the close of business on April 18, 2022 as reported on the Issuer’s Form 14A filed on April 22, 2022

Item 1.

(a)	Name of Issuer: Ocuphire Pharma, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

37000 Grand River Avenue, Suite 120

Farmington Hills, MI 48335

Item 2.

(a)	Name of Person Filing:

(a)	This Schedule 13G is being filed by:

(i)	Richmond Brothers, Inc., a Michigan corporation, which serves as the investment advisor to certain managed accounts listed below in (ii) – (vii);
(ii)	The RBI Opportunities Fund, LLC, a Delaware limited liability company;
(iii)	The RBI Opportunities Fund II, LLC, a Delaware limited liability company;
(iv)	RBI Private Investment III, LLC, a Delaware limited liability company;
(v)	Richmond Brothers 401(k) Profit Sharing Plan;
(vi)	Mr. David S. Richmond; and
(vii)	Mr. Matthew J. Curfman

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, which is attached hereto as Exhibit 99.1.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 3568 Wildwood Avenue, Jackson, Michigan 49202.

(c)	Citizenship:

(i)	Michigan
(ii)	Delaware
(iii)	Delaware
(iv)	Delaware
(v)	Michigan
(vi)	USA
(vii)	USA

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP No.: 67577R102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 19,237,309 shares of Common Stock outstanding and entitled to vote as of the close of business on April 18, 2022 as reported on the Issuer’s Form 14A filed on April 22, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2022

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

The RBI Opportunities Fund, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title	Manager

The RBI Opportunities Fund II, LLC

By:	RBI PI Manager, LLC Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment III, LLC

By:	RBI PI Manager, LLC Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title	Manager

Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title	Trustee

/s/ David S. Richmond
Name:	David S. Richmond

/s/ Matthew J. Curfman
Name:	Matthew J. Curfman